Mail Stop 3561

May 28, 2010

Nelson José Jamel, CFO
American Beverage Company-AMBEV
Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 Sao Paulo, SP
Federative Republic of Brazil

        Re: American Beverage Company-AMBEV
        Form 20-F for fiscal year ended December 31, 2009
        Filed April 11, 2010
        File No. 001-15194

Dear Mr. Jamel:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2009

Item 5 – Operating and Financial Review and Prospects

Off-Balance Sheet Arrangements, page 67

1.   We note you have a number of off-balance sheet arrangements "which have been disclosed elsewhere in this annual report." Please identify all of your off-balance sheet arrangements and advise us where the disclosures required by Item 5.E. of Part I of the

instructions to Form 20-F are located in the annual report. In future filings, you should provide the relevant cross reference if the Item 5.E. disclosures are located elsewhere in your annual report.

Item 15 – Controls and Procedures

Disclosure Controls and Procedures, page 134

2.   We note your disclosure that "even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, you may remove the reference to the level of assurance of your disclosure controls and procedures.

Management's Annual Report on Internal Control Over Financial Reporting, page 134

3.   We note your disclosure that there were no changes in your internal controls over financial reporting during the period covered by your annual report. In light of the error identified in your annual report related to diluted earnings per share for the fiscal years ended December 31, 2008 and 2007, please provide us with a discussion of the remediation plans implemented by management to address this error, tell us how these changes affected your internal controls over financial reporting and clarify the impact of these errors on your effective conclusions reached at December 31, 2008 and 2007.

Consolidated Financial Statements

General

4.   We note you restated your financial statements to correct errors related to diluted earnings per share for the fiscal years ended December 31, 2008 and 2007. Please revise the face of your income statements to clearly indicate these amounts have been restated.

5.   We note that you have reported a line item for Special Items on the face of your income statement and, as further disclosed on F-35, this line item includes: Restructuring; Assets disposals; Labatt brands indemnity; Merger and acquisition activities (M&A), and Disputes. Please explain in greater detail why these income and expense items are considered Special Items and why you believe they are different from the type of

activities and transactions in which you engage during the normal course of conducting your operations. Refer to paragraphs 85 and 86 of IAS 1.

Notes to the Consolidated Financial Statements

General

6.   We note you classified expenses by function in your consolidated statements of income. Please tell us how you considered the additional disclosures required by paragraphs 104 - 105 of IAS 1.

Note 7 – Special Items, F-35

7.   We note that you recognized a gain of R$239.4 million related to licensing the manufacture and sale of Labatt branded products in the United States to KPS Capital Partners, LP. Please provide us with a discussion of the nature of this gain and an analysis of the related authoritative literature supporting your position.

* * * * *

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Questions may be directed to Ethan Horowitz, the accounting examiner for this filing, at (202) 551-3311 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 for accounting issues and Edwin S. Kim, the legal examiner for this filing, at (202) 551-3297 or me at (202) 551-3790 for all other issues.

Sincerely,

John Reynolds
Assistant Director

Fax: +55 (11) 2122-1529